Mail Stop 3010

December 7, 2009

VIA FAX (972) 490-9605 AND USMAIL

Mr. David J. Kimichik
Chief Financial Officer
Ashford Hospitality Trust
14185 Dallas Parkway, Suite 1100
Dallas, Texas 75254

   Re: **Ashford Hospitality Trust**
        Form 10-K for the year ended December 31, 2008 filed February 27, 2009
        Form 10-K/A for the year ended December 31, 2008 filed May 5, 2009
        Form 10-Q for the three months ended March 31, 2009
        Form 10-Q for the three and six months ended June 30, 2009
        Form 10-Q for the three and nine months ended September 30, 2009
        Definitive Proxy Statement filed April 17, 2009
        File No. 001-31775

Dear Mr. David J. Kimichik:

      We have reviewed your response letter dated October 14, 2009 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments.   If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

DEFINITIVE PROXY STATMENENT FILED APRIL 17, 2009

1.   We note your response to comment 7 of our letter dated September 29, 2009. In response to our comment, you state that total compensation for all executive officers fell below the targeted level. In future filings, please disclose, for each executive officer, whether their respective total compensation falls within the targeted parameters, and to the extent an officer receives compensation above or below the targeted parameter, please include an explanation of the reasons for this.

FORM 10-Q FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009

Financial Statements and Notes

Notes Receivable, page 23

2.   In your response to comments 4 and 13, you state that your loans have unique characteristics and therefore there is no reasonable basis to evaluate the loans as a group. While we understand these loan characteristics may be a factor in assessing a loss based on the accounting literature covering losses from uncollectible receivables, we are unclear how you have addressed whether there is a loss in value in light of the current economic environment. Reference is made to FASB ASC 310-10-35-9 through 310-10-35-11.

                                        ***

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Jaime John at (202) 551-3446 or me at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Stacy Gorman at (202) 551-3585 with any other questions.

                                        Sincerely,

                                        Cicely LaMothe
                                        Accounting Branch Chief